# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Therapeutics, Inc., CIK 0001697532
CUSIP: 03828A101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 545 Fifth Avenue, Suite 1400, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-258730
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,860,000; sole dispositive power 0; shared dispositive power 2,860,000; aggregate amount beneficially owned 2,860,000 (2.4% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,860,000; sole dispositive power 0; shared dispositive power 2,860,000; aggregate amount beneficially owned 2,860,000 (2.4% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,860,000; sole dispositive power 0; shared dispositive power 2,860,000; aggregate amount beneficially owned 2,860,000 (2.4% of the class)

## Item 1. Issuer
Name of issuer: Applied Therapeutics, Inc.
Address of issuer's principal executive offices: 545 Fifth Avenue, Suite 1400, New York, NY 10017

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 par value per share (the "Common Stock") of Applied Therapeutics, Inc. (the "Issuer") are:

Perceptive Advisors LLC ("Perceptive Advisors")
Joseph Edelman ("Mr. Edelman")
Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
51 Astor Place, 10th Floor
New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 116,356,474 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024, and assume the exercise of Pre-Funded Warrants (as defined below) held by the Reporting Persons for 2,000,000 shares of Common Stock.

The Master Fund directly holds 860,000 shares of Common Stock and Pre-Funded Warrants immediately exercisable for 2,000,000 shares of Common Stock at an exercise price of $0.001 per share (the "Pre-Funded Warrants"), subject to the Beneficial Ownership Limitation (as defined below). The terms of the Pre-Funded Warrants provide that the Pre-Funded Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) if the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock then issued and outstanding after giving effect to such exercise (the "Beneficial Ownership Limitation"). As of the date hereof, the Beneficial Ownership Limitation permits the Reporting Persons to exercise all of its Pre-Funded Warrants. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own shares held by the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the shares held by the Master Fund.
Percent of class:
Perceptive Advisors: 2.4%
Mr. Edelman: 2.4%
Master Fund: 2.4
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 2,860,000
Mr. Edelman: 2,860,000
Master Fund: 2,860,000
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 2,860,000
Mr. Edelman: 2,860,000
Master Fund: 2,860,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/14/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)